EXHIBIT 12(a)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Quarter ended Sep 30,		Nine months ended Sep 30,
($ in millions)	2017	2016	2017	2016
Earnings including interest on deposits (1):
Income before income tax expense	$6,858	8,255	$22,536	24,558
Less: Net income from noncontrolling interests	58	10	187	77
Income before income tax expense and after noncontrolling interests	6,800	8,245	22,349	24,481
Fixed charges	2,684	1,640	7,050	4,565
	9,484	9,885	$29,399	29,046

Fixed charges (1):
Interest expense	$2,582	1,535	$6,740	4,253
Estimated interest component of net rental expense	102	105	310	312
	$2,684	1,640	$7,050	4,565

Ratio of earnings to fixed charges (2)	3.53	6.03	4.17	6.36

Earnings excluding interest on deposits:
Income before income tax expense and after noncontrolling interests	$6,800	8,245	$22,349	24,481
Fixed charges	1,814	1,284	4,960	3,570
	$8,614	9,529	$27,309	28,051

Fixed charges:
Interest expense	$2,582	1,535	$6,740	4,253
Less: Interest on deposits	870	356	2,090	995
Estimated interest component of net rental expense	102	105	310	312
	$1,814	1,284	$4,960	3,570

Ratio of earnings to fixed charges (2)	4.75	7.42	5.51	7.86

(1)	As defined in Item 503(d) of Regulation S-K.

(2)
These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.